UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	27 April 2026 - Transactions in Own Shares

99.1

Haleon plc: Aggregated information - transactions in own shares

27 April 2026: Haleon plc (the "Company" or "Haleon") today announces the purchase of 8,444,107 ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 12 March 2026.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE	Aquis
Date of purchase:	20 April 2026
Number of Shares purchased:	821,869	367,453	507,955	-
Highest price paid per Share (p):	357.1000	357.0000	357.0000	-
Lowest price paid per Share (p):	352.7000	352.7000	352.7000	-
Volume weighted average price paid per Share (p):	355.6853	355.6923	355.7028	-
Date of purchase:	21 April 2026
Number of Shares purchased:	1,166,530	588,755	744,522	-
Highest price paid per Share (p):	356.8000	356.8000	356.8000	-
Lowest price paid per Share (p):	351.3000	351.3000	351.3000	-
Volume weighted average price paid per Share (p):	353.4925	353.2870	353.4540	-
Date of purchase:	22 April 2026
Number of Shares purchased:	1,704,866	979,361	797,024	-
Highest price paid per Share (p):	347.3000	347.3000	347.3000	-
Lowest price paid per Share (p):	342.7000	342.7000	342.7000	-
Volume weighted average price paid per Share (p):	345.6215	345.6369	345.6370	-
Date of purchase:	23 April 2026
Number of Shares purchased:	213,670	112,840	164,286	-
Highest price paid per Share (p):	351.4000	351.3000	351.3000	-
Lowest price paid per Share (p):	344.8000	344.8000	344.3000	-
Volume weighted average price paid per Share (p):	348.5780	348.5651	348.1893	-
Date of purchase:	24 April 2026
Number of Shares purchased:	111,010	73,582	90,384	-
Highest price paid per Share (p):	356.1000	356.1000	355.4000	-
Lowest price paid per Share (p):	350.5000	350.4000	350.4000	-
Volume weighted average price paid per Share (p):	352.1838	352.3097	352.1778	-

Following the settlement of the above, the Company's registered share capital is 8,902,639,582 ordinary shares of £0.01 each, of which 12,281,053 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,890,358,529 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/9123B_1-2026-4-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 27, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary